Exhibit 8.1
List of Subsidiaries

	Country of	Ownership
Particulars	incorporation	interest
Significant subsidiaries		2008	2007
Sify Communication Limited	India	74	74
India World Communications Limited*	India	100	100
Sify International Inc	US	100	100
Sify Networks Private Limited	India	100	100
Sify Americas Inc *	US	-	100
Globe Travels Inc*	US	100	100

*	Sify Americas Inc, Globe Travels Inc. and IndiaWorld Communications Limited since wound up.

166